EXHIBIT 16

October 5, 2011

Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas

Gentlemen:

This letter is in connection with the Periodic Report filed on Form 8-K, which I have reviewed, filed with the Securities and Exchange Commission on October 5, 2011. This letter confirms my dismissal as auditor of Laredo Oil, Inc. (the "Company") (Commission File Number 333-153168), effective after the filing of the Form 10-K for the year ended May 31, 2011.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Kyle L. Tingle at (702) 450-2200.

Sincerely,

/s/ Kyle L. Tingle, CPA, LLC

Kyle L. Tingle, CPA, LLC

3145 E. Warm Springs Road ♦ Suite 200 ♦ Las Vegas, Nevada 89120 ♦ PHONE: (702) 450-2200 ♦ FAX: (702) 436-4218
E-MAIL: ktingle@kyletinglecpa.com